EXHIBIT 99.1

GOLD STANDARD VENTURES CORP.

Annual and Special Meeting of Shareholders
to be held Tuesday, June 28, 2011

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

June 1, 2011

GOLD STANDARD VENTURES CORP.
Suite 610 – 815 West Hastings Street
Vancouver, B.C.
V6C 1B4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 28, 2011

NOTICE IS HEREBY GIVEN that the 2011 annual and special meeting (the “Meeting”) of the shareholders of Gold Standard Ventures Corp. (the “Company”) will be held at The Terminal City Club, 837 West Hastings Street, Vancouver, B.C., on Tuesday, June 28, 2011, at 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2010 and the report of the auditor on those statements.

2.	To fix the number of directors for the ensuing year at six.

3.	To elect directors for the ensuing year.

4.	To appoint the auditor for the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

5.
To consider and, if thought advisable, ratify, confirm and approve, with or without modification, a shareholder rights plan for the Company dated June 1, 2011 as more particularly described in the Company’s information circular dated June 1, 2011 accompanying this Notice of Meeting (the “Information Circular”).

6.
To consider and, if thought advisable, ratify, confirm and approve the Company’s 2010 stock option plan and certain amendments thereto with respect to withholding taxes as more particularly described in the Information Circular.

7.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead.  If you are unable to attend the Meeting in person, please read the Information Circular and enclosed proxy (the “Proxy”) and then complete, sign, date and return the Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company’s registrar and transfer agent, Computershare Trust Company of Canada, at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or adjournment thereof. As set out in the notes to the Proxy, the Proxy is solicited by management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting. Unregistered shareholders who received the Proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 1st day of June, 2011.

GOLD STANDARD VENTURES CORP. (signed) “Jonathan T. Awde” By: ____________________________ Jonathan T. Awde President and Chief Executive Officer

GOLD STANDARD VENTURES CORP.

INFORMATION CIRCULAR

The information contained in this Information Circular, unless otherwise indicated, is as of June 1, 2011.

This Information Circular is being mailed by the management of the Company to everyone who was a shareholder of record of the Company on May 24, 2011, which is the date that has been fixed by the directors of the Company as the record date to determine the shareholders who are entitled to receive notice of the Meeting.

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management for use at the 2011 annual and special meeting of the shareholders of the Company that is to be held on Tuesday, June 28, 2011 at 10:00 a.m. (Vancouver time) at The Terminal City Club, 837 West Hastings Street, Vancouver, B.C. The solicitation of proxies will be primarily by mail. Certain employees or directors of the Company may also solicit proxies by telephone or in person. The cost of solicitation will be borne by the Company.

Under the Company’s Articles, one shareholder entitled to vote at the Meeting must be present in person or by proxy at the Meeting before any action may validly be taken at the Meeting.  If such a quorum is not present in person or by proxy, the Company will reschedule the Meeting.

PART 1 – VOTING

HOW A VOTE IS PASSED

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or otherwise required, in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 66 2/3% of the votes cast will be required (a “special resolution”).

WHO CAN VOTE?

Registered shareholders of the Company as at May 24, 2011 are entitled to attend at the Meeting and cast a vote for each share registered in their name on all resolutions put before the Meeting.  If the shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf but documentation indicating such officer’s authority should be presented at the Meeting.  Registered shareholders who do not wish to, or cannot, attend the Meeting in person may appoint someone else to attend the Meeting and act as their proxyholder to vote in accordance with their instructions (see “Voting by Proxy”).  If your shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled “Non-Registered Shareholders” set out below.

It is important that your shares be represented at the Meeting regardless of the number of shares you hold.  If you will not be attending the Meeting in person, the Company invites you to complete, date, sign and return your form of proxy as soon as possible so that your shares will be represented.

VOTING BY PROXY

The persons named in the accompanying Proxy as proxyholders are directors or executive officers of the Company. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space.  On any poll requested by a shareholder or proxyholder or otherwise required, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing of this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary acting on behalf of a shareholder.  In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY’S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, 9th FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO M5J 2Y1 AT LEAST 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.  UNREGISTERED SHAREHOLDERS WHO RECEIVE THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

REVOCATION OF PROXIES

A shareholder who or an intermediary acting on behalf of a shareholder which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the Company’s head (and registered) office at Suite 610 – 815 West Hastings Street, Vancouver, B.C. V6C 1B4 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered shareholders” because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

The Notice of Meeting, this Information Circular and form of proxy are being sent to both registered and non-registered owners of the Company’s common shares. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of the Company’s common shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions form.

PART 2 - VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one vote. As of May 24, 2011 there were 58,562,063 common shares issued and outstanding.

Only those common shareholders of record May 24, 2011 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, only the following person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name and Municipality of Residence	Number of Shares	Percentage of Issued and Outstanding Shares
FCMI Parent Co. Toronto, Ontario	11,033,000 (1)	18.84%

(1)	This information is not within the knowledge of the management of the Company and has been extracted from insider reports filed by FCMI Parent Co. and available through the Internet at www.sedi.ca.

PART 3 - THE BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2010 will be placed before you at the Meeting. A copy of these financial statements, together with the auditor’s report thereon, and management’s discussion and analysis, were mailed to those shareholders who returned the request for annual and interim financial statement return card mailed to shareholders in connection with the Company’s 2009 annual and special meeting and indicated to the Company that they wished to receive same. These financial statements and MD&A are also available for review on SEDAR. See Part 8 “OTHER INFORMATION – Additional Information” below.

ELECTION OF DIRECTORS

Directors of the Company are elected for a term of one year. Management proposes to nominate the persons named under the heading “Nominees for Election” below for election as directors of the Company. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

It is proposed to fix the number of directors at six. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

Nominees for Election

The following information relating to the nominees for directors is based partly on the Company’s records and partly on information received by the Company from said nominees, and sets forth the name and municipality of residence of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Company held by him, the month and year in which he was first elected a director, and the number of shares of the Company beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him.

Name, Municipality of Residence and Position with Company	Present Principal Occupation (1)	Previously a Director Since	Shares Owned (2)	Country of Residence
Jonathan T. Awde (3) North Vancouver, B.C. President, CEO and Director	President and Chief Executive Officer of Gold Standard Ventures Corp., July 13, 2010 to present; President and Chief Executive Officer of JKR Gold Resources Inc., March 30, 2009 to present; President of Northern Star Mining Corp. (former TSXV listed company), Feb 23, 2010 to July 13, 2010; Director since June 2007; previously Vice-President (Corporate Development), Feb. 2003 to Feb 23, 2010	July 13, 2010	4,733,400	Canada
Ewan S. Downie (3) Toronto, Ontario Director
President and Chief Executive Officer, Premier Gold Mines Limited (TSX – PG), May 2006 to present; President, Zinifex Canada Inc., May 2007 to October 2008; President and Chief Executive Officer of Wolfden Resources Inc. (mining company) 1997 to June 2007
		July 13, 2010	Nil	Canada
David C. Mathewson Nevada, U.S.A. Director, Vice-President – Exploration	Mining and exploration geologist, 1968 to present; Vice-President, Exploration, Gold Standard Ventures Corp., July 13, 2010 to present; Vice-President, Exploration, JKR Gold Resources Inc., Sept. 2009 to July 13, 2010; President/CEO, Nevada Gold Holdings Inc. (OTC-BB listed company), January 2009 to September 2009; President, Chief Geologist, Gold Run Inc., August 2006 to August 2008; Vice-President, Tone Resources Ltd. (TSX-V), June 2003 to March 2007	July 13, 2011	971,250	United States
William E. Threlkeld (3) Morrison, Colorado Director	Geologist, Senior Vice-President, Seabridge Gold Inc. since 2001	March 17, 2011	Nil	United States
Richard S. Silas Vancouver, B.C. Director and Corporate Secretary	Principal of Universal Solutions Inc., private company providing management and administration services to TSX Venture Exchange issuers, 1997 to present; Secretary, Gold Standard, July 13, 2010 to present (President and Chief Executive Officer from Aug. 26, 2009 to July 13, 2010)	April, 2009	914,375	Canada
Robert J. McLeod Vancouver, B.C. Nominee	Exploration geologist, March 2003 to present; Chief Executive Officer, Vice-President, Operations, and director, Full Metal Minerals Ltd., June 2003 to present	Previously a director from July 13, 2010 to March 17, 2011 (4)	40,000	Canada

(1)
Includes occupations for preceding five years unless the director was elected at the previous annual meeting and was shown as a nominee for election as a director in the information circular for that meeting.

(2)
The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of May 24, 2011. This information is not within the knowledge of the management of the Company and has been furnished by the respective individuals, or has been extracted from the register of shareholdings maintained by the Company’s transfer agent or from insider reports filed by the individuals and available through the Internet at www.sedi.ca.

(3)	Member of audit committee.

(4)
Mr. McLeod was initially appointed as a director of the Company in connection with the completion of the Company’s reverse takeover of JKR Gold Resources Inc. on July 13, 2010.  On March 17, 2011, Mr. McLeod stepped down as a director of the Company in order to accommodate the appointment of William E. Threlkeld as a director of the Company.  Management has nominated Mr. McLeod for re-election as a director of the Company at the Meeting.

The Company does not have an executive committee. Pursuant to the provisions of the Business Corporations Act (British Columbia) the Company is required to have an audit committee whose members are indicated above.  See also Part 6 “AUDIT COMMITTEE” below.

The Company’s management recommends that shareholders vote in favour of the nominees for election as directors.  Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the election of the six nominees as directors of the Company for the ensuing year.

Corporate Cease Trade Orders or Bankruptcy

Corporate Cease Trade Orders

Save and except as disclosed below, as of the date of this Information Circular, no proposed nominee for election as a director of the Company is, or has been, within ten years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)
was subject to an event that resulted, after the director or executive officer ceased to be director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period or more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Richard S, Silas and Jonathan T. Awde are former directors and officers of Northern Star Mining Corp. (“Northern Star”), a reporting issuer whose common shares were previously listed for trading on the TSX Venture Exchange.  Mr. Awde resigned as a director and officer of Northern Star on July 13, 2010.  Effective August 18, 2010, Northern Star filed a Notice of Intention to Make a Proposal (the “Proposal”) under the Bankruptcy and Insolvency Act (Canada) (the “Bankruptcy Act”) and appointed Deloitte & Touche Inc. as its trustee. On January 24, 2011, the deadline for filing its Proposal under the Bankruptcy Act expired and Northern Star was deemed to have filed an assignment in bankruptcy as of such date.  Richard S. Silas also resigned as a director and officer of Northern Star effective such date.

Penalties or Sanctions

As of the date of this Information Circular, no proposed nominee for election as a director of the Company is, or has been, subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcy

As of the date of this Information Circular, no proposed nominee for election as a director of the Company has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Except as disclosed in this Information Circular, to the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management may from time to time serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

APPOINTMENT OF THE AUDITOR

Davidson & Company LLP, Chartered Accountants, have served as the Company’s auditor since their initial appointment on July 13, 2010.  See also Part 6 “AUDIT COMMITTEE – External Auditor Service Fees”.

The Company’s management recommends that shareholders vote in favour of the re-appointment of Davidson & Company LLP, Chartered Accountants, as the Company’s auditor for the ensuing year and in favour of granting the Board of Directors the authority to determine the remuneration to be paid to the auditor. Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Davidson & Company LLP as the auditor of the Company until the close of the next annual meeting and also intend to vote FOR the proposed resolution to authorize the Board of Directors to fix the remuneration to be paid to the auditor.

SHAREHOLDER RIGHTS PLAN

Introduction

The Company has adopted a shareholders’ rights plan (the “Rights Plan”) for the purpose of encouraging potential offerors to either (i) make a Permitted Bid (as defined in the Rights Plan), without approval of the Board, having terms and conditions designed to meet the objectives of the Rights Plan, or (ii) negotiate the terms of the offer with the Board, failing which the offeror’s position may be subject to substantial dilution. The Rights Plan takes the form of an agreement (the “Rights Plan Agreement”) dated June 1, 2011 between the Company and Computershare Trust Company of Canada (the “Rights Agent”), a copy of which has been electronically filed with the applicable securities regulators through the System for Electronic Document Analysis and Retrieval (SEDAR) and is available for public viewing via the Internet at www.sedar.com. Shareholders may also request a copy of the Rights Plan without charge from the Company at Suite 610 – 815 West Hastings Street, Vancouver, B.C. Canada V6C 1B4 – telephone (604) 687-2766 / facsimile (604) 687 - 3567.

Shareholders will be asked at the Meeting to vote on a resolution, the text of which is set out below (the ‘‘Rights Plan Resolution’’), to ratify, confirm and approve the adoption of the Rights Plan. To continue the Rights Plan for the Company beyond the termination of the Meeting, the Rights Plan Resolution must be passed by a majority of the votes cast by Independent Shareholders (as defined in the Rights Plan) who vote in respect thereof. As of the date of this Information Circular, the Company believes that all shareholders are Independent Shareholders.

The Rights Plan was not adopted in response to or in anticipation of any pending or threatened take-over bid and is not intended to and will not prevent a take-over of the Company.  Furthermore, the Rights Plan does not reduce the duty of the Board to act honestly, in good faith and in the best interests of the Company and the shareholders, and to consider on that basis any offer made, nor does the Rights Plan alter the proxy mechanisms to change the Board, create dilution on the initial issue of the rights or change the way in which the Company’s common shares trade.

Objectives of the Rights Plan

The Rights Plan is designed to address the concern that current legislation governing take-over bids in Canada does not provide sufficient time for shareholders to properly consider and respond to an offer and for the Board to determine whether there may be alternatives available to maximize shareholder value or whether other bidders may be prepared to pay more for the Company’s shares than the offeror.  In particular:

(a)           Time

Securities legislation in Canada permits a take-over bid to expire in 35 days. The Board is of the view that 35 days is not enough time to permit the Board and the shareholders to assess an offer and solicit competing offers from third party bidders and, if required, to negotiate with such third party bidders and/or the offeror, and to otherwise try to maximize shareholder value. The Rights Plan uses the mechanism of a “Permitted Bid” to try and ensure that any offeror seeking control of the Company gives the shareholders and directors enough time to evaluate the bid, negotiate with the initial bidder and encourage competing bids to emerge.  Under the Rights Plan a Permitted Bid must be open for at least 60 days and must remain open for a further period of 10 business days after the offeror publicly announces that more than 50% of the outstanding Voting Shares (as defined in the Rights Plan) held by Independent Shareholders have been deposited or tendered and not withdrawn.

(b)           Pressure to Tender

A shareholder may feel compelled to tender to a take-over bid because, if it fails to do so, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial bid where the offeror wishes to obtain a control position but does not wish to acquire all of the shares. In order to alleviate undue pressure to tender to the bid, including in a partial bid situation where the shareholder’s shares will be taken up on a pro rata basis with the other tendering shareholders, the Rights Plan contains a shareholder approval mechanism in the definition of Permitted Bid, which provides that no shares may be taken up and paid for under the bid unless (i) more than 50% of the then outstanding shares held by Independent Shareholders are deposited or tendered and not withdrawn, and (ii) if condition (i) is satisfied, the bid remains open for acceptance for a further 10 business days.

(c)           Unequal Treatment of Shareholders

Under current securities legislation, an offeror may obtain control or effective control of the Company without paying full value, obtaining shareholder approval or treating all of the shareholders equally. For example, an offeror could acquire blocks of shares by private agreement from one or a small group of shareholders at a premium to market price which premium is not shared with the other shareholders. In addition, a person could slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without paying a control premium or fair sharing of any control premium among all shareholders. Under the Rights Plan, if a take-over bid is to qualify as a Permitted Bid, all offers to acquire 20% or more of the Company’s outstanding voting shares must be made to all shareholders.

Effect of the Rights Plan

It is not the intention of the Board to entrench themselves or avoid a bid for control that is fair and in the best interests of shareholders. For example, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Board.

Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board must act honestly and in good faith with a view to the best interests of the Company and its shareholders. The Board believes that the dominant effect of the Rights Plan will be to enhance shareholder value, ensure equal treatment of all shareholders in the context of an acquisition of control, and lessen the pressure upon a shareholder to tender to a bid by seeking to require all potential offerors to comply with certain minimum conditions. An offeror who does not satisfy these minimum conditions becomes subject to the dilutive features of the Rights Plan.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the full text of the Rights Plan.

(a)           Effective Date

The effective date of the Rights Plan is June 1, 2011 (the “Effective Date”).

(b)           Term

The Rights Plan became effective on June 1, 2011 and will terminate if the Rights Plan Resolution is not approved by a majority of votes cast by Independent Shareholders at the Meeting.  If the Rights Plan Resolution is approved at the Meeting, the Rights Plan will continue in effect until the date of the Company’s annual general meeting of shareholders to be held in 2014, subject to earlier termination or expiration of the Rights Plan in accordance with the terms thereof (the “Expiry Time”). If the Rights Plan Resolution is not approved at the Meeting, the Rights Plan and all rights issued pursuant thereto will be terminated.

(c)           Issue of Rights

On the Effective Date, one right (a “Right”) was issued and attached to each outstanding common share of the Company. One Right will also be issued and attached to each subsequently issued common share. The exercise price of the Rights (the “Exercise Price”) will be, until the Separation Time (as described herein), five times the market price of the shares, from time to time, and from and after the Separation Time, five times the market price of the shares as at the Separation Time. The Exercise Price will be subject to anti-dilution adjustments that are described in the Rights Plan.

(d)           Exercise of Rights

The Rights are not initially exercisable.  They only become exercisable on the 10th trading day after the earliest of (i) the date of the first public announcement by the Company or an Acquiring Person (as described below) that someone has become an Acquiring Person (the “Stock Acquisition Date”), (ii) the commencement or announcement date of a takeover bid for the voting shares of the Company other than a Permitted Bid or a Competing Permitted Bid (each as described below), and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be a Permitted Bid or a Competing Permitted Bid, as applicable. On that date (the “Separation Time”), the Rights will separate from the common shares to which they are attached and become exercisable.  The Separation Time can also be such later date as may from time to time be determined by the Board of Directors.

If a person (an “Acquiring Person”), including others acting jointly or in concert with that person, acquires 20% or more of the Company’s common shares otherwise than by way of a Permitted Bid, a Competing Permitted Bid, or in certain other limited circumstances, a “Flip-in Event” occurs.

(e)           Acquiring Person and Flip-in Event

An Acquiring Person is, generally, a person who beneficially owns 20% or more of the outstanding common shares of the Company (including any shares held by such Acquiring Person’s affiliates and associates or persons acting jointly or in concert with the Acquiring Person).  The Rights Plan provides certain exceptions to such rule including, a person who acquires 20% or more of the outstanding common shares through an acquisition or redemption by the Company of common shares, a “Permitted Bid Acquisition”, an “Exempt Acquisition, a “Convertible Security Acquisition” or a “Pro Rata Acquisition” or in its capacity as “Investment Manager, “Trust Company”, “Crown Agent”, “Statutory Body” or “Administrator” (all as defined in the Rights Plan), provided that in these latter instances the person is not making or proposing to make a takeover bid.  The term “Acquiring Person” does not include the Company or any subsidiary of the Company.

A “Flip-In Event” occurs when any person becomes an Acquiring Person.  If a Flip-In Event occurs prior to the Expiry Time that has not been waived by the Board of Directors, each Right (except for Rights beneficially owned by the Acquiring Person or any affiliate, associate or transferee of, or person acting jointly or in concert with, the Acquiring Person) will permit the holder to purchase, on payment of the Exercise Price, common shares of the Company having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price (i.e. at a discount of 50% of the market price), subject to anti-dilution adjustments.

Any Rights held by the Acquiring Person (or any affiliate, associate or transferee of, or person acting jointly or in concert with, the Acquiring Person) on or after the earlier of the Separation Time and the Stock Acquisition Date, will become null and void upon the occurrence of the Flip-in Event, subject to certain provisions of the Rights Plan relating to waivers.  See “Waiver and Redemption” below.

(f)           Permitted Bid and Competing Permitted Bid

A takeover bid will not trigger a Flip-In Event if it is a Permitted Bid or Competing Permitted Bid.  A “Permitted Bid’’ is a takeover bid made by way of a takeover bid circular to all holders of common shares (other than the offeror) and which complies with the following additional provisions:

(i)
no common shares and/or securities convertible into common shares (“convertible securities”) shall be taken up or paid for prior to the close of business on the 60th day following the date of the takeover bid;

(ii)
unless the takeover bid is withdrawn, common shares and/or convertible securities may be deposited or tendered at any time prior to the close of business on the date of first take up or payment for common shares and/or convertible securities under the takeover bid and all common shares and/or convertible securities deposited or tendered pursuant to such bid may be withdrawn at anytime prior to the close of business on such date;

(iii)
more than 50% of the outstanding common shares and/or convertible securities held by Independent Shareholders must be deposited or tendered to the takeover bid and not withdrawn at the close of business on the date of first take-up or payment for common shares and/or convertible securities; and

(iv)
in the event that more than 50% of the outstanding common Shares and/or convertible securities held by Independent Shareholders have been deposited or tendered and not withdrawn as at the date of first take-up or payment for common shares and/or convertible securities under the takeover bid, the offeror will make a public announcement of that fact and the takeover bid will remain open for deposits and tenders of common shares and/or convertible securities for not less than 10 business days from the date of such public announcement.

The Rights Plan also provides for a “Competing Permitted Bid”, which is a takeover bid that is made while another Permitted Bid is outstanding, that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is only required to remain open until a date that is not less than the later of 35 days after the date of the takeover bid constituting the Competing Permitted Bid and 60 days after the date of the takeover bid of the prior bid.

(g)           Certificates and Transferability

Until the Separation Time, the Rights will be evidenced only by the outstanding common share certificates and the Rights will only be transferred with the associated common shares. Until the Separation Time, or earlier termination or expiry of the Rights, each new share certificate issued upon transfer of existing common shares or the issuance of additional common shares, will bear a legend incorporating the terms of the Rights Plan by reference.  Promptly after the Separation Time, separate certificates evidencing the Rights will be mailed to the holders of record of common shares as of the Separation Time and thereafter these certificates will be the only evidence of the Rights.

(h)           Waiver and Redemption

If a potential offeror does not wish to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board of Directors to make a bid pursuant to a takeover bid circular on terms which the Board considers fair to all shareholders. In such circumstances, the Board may, before the Flip-in Event occurs, waive the dilutive effects of the Rights Plan in respect of the particular Flip-in Event.  If it does so, it is deemed to have waived the application of the Rights Plan to any future Flip-in Event prior to the expiry of the takeover bid in respect of which the waiver was granted or deemed to have been granted.  The Board of Directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred inadvertently, provided that the Acquiring Person that inadvertently triggered the Flip-in Event reduces its beneficial ownership of common shares so that it is no longer an Acquiring Person at the time of the waiver. Waivers relating to takeover bids made otherwise than pursuant to a takeover bid circular delivered to all holders of common shares require shareholder approval.

If a person acquires outstanding common shares of the Company pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board of Directors has waived or has been deemed to have waived the application of the Rights Plan, then the Board of Directors shall be deemed to have elected to redeem the Rights at a redemption price of $0.00001 per Right (the “Redemption Price”) appropriately adjusted in accordance with the Rights Plan.  In addition, the Board of Directors may, with the prior consent of the holders of common shares or Rights obtained in accordance with the Rights Plan, at any time prior to the occurrence of a Flip-In Event that has not been waived, elect to redeem all but not less than all of the outstanding Rights at the Redemption Price. Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed, all the provisions of the Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred.

(i)           Amendment to the Rights Plan

The Board of Directors may amend the Rights Plan prior to or after the Separation Time to correct clerical or typographical errors or to maintain the validity of the Rights Plan as a result of changes in applicable legislation, rules or regulations without the consent of the holders of common shares or Rights. Save as aforesaid, after the Meeting but prior to the Separation Time, the Board of Directors may only amend, vary or rescind the provisions of the Rights Plan or the Rights with the prior consent of the Company’s Independent Shareholders. At any time after the Separation Time and before the Expiry Time, the Board of Directors may amend, vary or rescind any of the provisions of the Rights Plan with the prior consent of the holders of Rights (other than any holder of Rights whose Rights have become null and void pursuant to the provisions of the Rights Plan).

The Board reserves the right to alter any terms of the Rights Plan at any time prior to the Meeting in the event that the Board acting in good faith deems necessary or desirable.

At the Meeting the shareholders will be asked to consider, and if deemed advisable, to pass the following resolutions to approve the Rights Plan:

"RESOLVED, as an ordinary resolution, THAT:

1
the shareholder rights plan of the Company dated June 1, 2011 (the ‘‘Rights Plan’’), which authorizes the issuance of rights on the terms set out in the Rights Plan is hereby ratified, confirmed and approved; and

2
any director or officer of the Company be and is hereby authorized, instructed and empowered, acting for, in the name of and on behalf of the Company, to do or to cause to be done all such other acts and things in the opinion of such director or officer as may be necessary or desirable in order to fulfill the intent of this resolution, such determination to be conclusively evidenced by the taking of any such actions.

Recommendation of the Board

The Board has concluded that the adoption of the Rights Plan is in the best interests of the Company and the shareholders and unanimously recommends that the shareholders ratify, confirm and approve the Rights Plan by voting for the Rights Plan Resolution at the Meeting.

Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the Rights Plan Resolution.

ANNUAL RATIFICATION OF AND AMENDMENT TO STOCK OPTION PLAN

Policy 4.4 of the TSX Venture Exchange (the “Exchange”) specifies that all listed issuers must implement a stock option plan. Effective July 13, 2010, the Company adopted, in conjunction with the completion of its reverse takeover of JKR Gold Resources Inc. (“JKR Gold”), a new incentive stock option plan (the “2010 Stock Option Plan”) for the Company’s directors, officers, employees and consultants. The 2010 Stock Option Plan is a “rolling” plan as characterized by Exchange policy pursuant to which the aggregate number of common shares reserved for issuance thereunder may not exceed, at the time of grant, in aggregate 10% of the Company’s issued and outstanding common shares from time to time.  Exchange policy requires that shareholder approval for “rolling” stock option plans must be obtained annually.

The material terms of the 2010 Stock Option Plan are as follows:

1.
The number of shares subject to each option is determined by the board of directors of the Company (the “Board”), or if appointed, by a special committee of directors appointed from time to time by the Board of the Company, provided, at the time the options are granted, that:

(a)	the number of shares subject to option, in the aggregate, not exceed 10% of the Company’s then issued shares;

(b)	no more than 5% of the issued shares of the Company may be granted to any one optionee in any 12 month period (unless the Company has obtained “disinterested” shareholder approval);

(c)	no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period; and

(d)	no more than an aggregate of 2% of the issued shares of the Company may be granted to persons employed to provide "investor relations activities" in any 12 month period.

2.
The exercise price of the options cannot be set at less than the last closing price of the Company’s shares on the stock exchange on which the common shares of the Company are then listed before the date on which the options are granted by the Company, less the maximum allowable discount from market as may be permitted under the policies of such exchange, if any, or such other minimum exercise price as may be required by such exchange.

3.	The options may be exercisable for a period of up to 10 years.

4.
All options are non-assignable and non-transferable and, if granted at an exercise price less than market, will be legended with a four month Exchange hold period commencing on the date the stock options are granted;

5.
The options shall be subject to such vesting requirements, if any, as may be determined by the Board from time to time provided that options granted to consultants performing “investor relations activities” must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period.

6.	Reasonable topping up of options granted to an individual will be permitted.

7.
The option can only be exercised by the optionee and only so long as the optionee is a director, officer, employee or consultant of the Company, any of its subsidiaries or a management company employee or within a reasonable period of time, not to exceed one year, after the optionee ceases to be in at least one of such positions to the extent that the optionee was entitled to exercise the option at the date of such cessation.

8.
In the event of death of an optionee, the option previously granted to him shall be exercisable as to all or any of the common shares in respect of which such option has not previously been exercised at the date of the optionee's death (including in respect of the right to purchase common shares not otherwise vested at such time), by the legal representatives of the optionee at any time up to and including (but not after) a date one year following the date of death of the optionee or the expiry time of the option, whichever occurs first.

9.
Options may provide that, in the event of the sale by the Company of all or substantially all of the property and assets of the Company or in the event of a take-over bid is made for the common shares of the Company, the optionees under such options shall be entitled, for a stated period of time thereafter, to exercise and acquire all common shares under their option, including in respect of common shares available under the option that are not otherwise vested at that time.

10.
Disinterested shareholder approval for any reduction in the exercise price of a previously granted option shall be obtained prior to the exercise of such options if the optionee is an “insider” of the Company at the time of the proposed reduction.

Withholding Tax Provision

The March 4, 2010 federal budget contained proposals to amend the Income Tax Act (Canada) (the “Tax Act”) to significantly change the manner in which both employees and employers are taxed in Canada on employee stock options.  The changes, which came into effect on January 1, 2011, included a requirement for the remittance of tax in respect of the employment benefit realized by an employee on the exercise of a public corporation’s stock options.

The Company is seeking shareholder approval to amend the 2010 Stock Option Plan to allow management to withhold taxes from Canadian resident option holders in order to comply with the Tax Act (the “Withholding Tax Amendment”).

At the Meeting the shareholders will be asked to consider, and if deemed advisable, to pass the following resolutions:

"RESOLVED, as an ordinary resolution, THAT:

1.	the Withholding Tax Amendment to the 2010 Stock Option Plan described in the Company’s Information Circular dated June 1, 2011 be and is hereby ratified, confirmed, authorized and approved;

2.
the 2010 Stock Option Plan, as amended by the Withholding Tax Amendment, be and is hereby ratified, confirmed, authorized and approved as the stock option plan of the Company and that the directors of the Company be and are hereby authorized to make such further amendments or revisions to the 2010 Stock Option Plan from time to time, without further shareholder approval, as may be required by the TSX Venture Exchange or any other stock exchange upon which the Company's shares may be listed for trading in order to cause the 2010 Stock Option Plan to fully comply with the requirements of the TSX Venture Exchange or such other exchange and to fully carry out this resolution; and

3.
the reservation under the 2010 Stock Option Plan of up to a maximum of 10% of the issued shares of the Company, on a rolling basis, as at the time of granting of the stock option pursuant to the 2010 Stock Option Plan be and the same is hereby authorized and approved.”

Recommendation of the Board

The Board has determined that the Withholding Tax Amendment and the 2010 Stock Option Plan are in the best interests of the Company and unanimously recommends that the shareholders vote in favour of the proposed resolution.

Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the ratification and approval of the 2010 Stock Option Plan and the Withholding Tax Amendment.

PART 4 – EXECUTIVE COMPENSATION

As defined under applicable securities legislation, the Company had four "Named Executive Officers" during the financial year ended December 31, 2010 as set out below:

Jonathan T. Awde	-	President and Chief Executive Officer
Michael N. Waldkirch	-	Chief Financial Officer
David C. Mathewson	-	Vice-President, Exploration
Richard S. Silas	-	Secretary

Definitions: For the purpose of this Information Circular:

"CEO" means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

"CFO" means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

"closing market price" means the price at which the Company’s security was last sold, on the applicable date,

(a)	in the security’s principal marketplace in Canada, or

(b)	if the security is not listed or quoted on a marketplace in Canada, in the security’s principal marketplace;

"company" includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

"equity incentive plan" means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of Section 3870 of the Handbook;

"external management company" includes a subsidiary, affiliate or associate of the external management company;

"grant date" means a date determined for financial statement reporting purposes under Section 3870 of the Handbook;

"Handbook" means the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time;

"incentive plan" means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

"incentive plan award" means compensation awarded, earned, paid, or payable under an incentive plan;

"NEO" or "named executive officer" means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of National Instrument 51-102, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

"NI 52-107" means National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currency;

"non-equity incentive plan" means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

"option-based award" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

"plan" includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

"replacement grant" means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

"repricing" means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option;

"share-based award" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis (“CD&A”) is to provide information about the Company’s executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Company’s Named Executive Officers.

The Company policies on compensation for its Named Executive Officers are intended to provide appropriate compensation for executives that is internally equitable, externally competitive and reflects individual achievements in the context of the Company. The overriding principles in establishing executive compensation provide that compensation should:

(a)	reflect fair and competitive compensation commensurate with an individual’s experience and expertise in order to attract and retain highly qualified executives;

(b)	reflect recognition and encouragement of leadership, entrepreneurial spirit and team work;

(c)	reflect an alignment of the financial interests of the executives with the financial interest of the Company’s shareholders;

(d)	include stock options and, in certain circumstances, bonuses to reward individual performance and contribution to the achievement of corporate performance and objectives;

(e)	reflect a contribution to enhancement of the Company’s shareholder value; and

(f)	provide incentive to the executives to continuously improve operations and execute on corporate strategy.

Goals and Objectives

On March 17, 2011, the Board established a compensation committee (the “Compensation Committee”) which is currently comprised of Messrs. Ewan S. Downie, William E. Threlkeld and Richard S. Silas.

The purpose of the Compensation Committee is to make recommendations to the Board regarding (a) executive compensation (including philosophy and programs); (b) compensation of the members of the Board; and (c) broadly applicable compensation and benefit programs, however, it is the Board as a whole who is responsible for determining the final compensation (including long-term incentive in the form of stock options) to be granted to the Company’s executive officers and directors to ensure that such arrangements reflect the responsibilities and risks associated with each position. Management directors are required to abstain from voting in respect of their own compensation thereby providing the independent members of the Board with considerable input as to executive compensation.

As a development stage company, the Company’s executive compensation program focuses primarily on rewarding the efforts of its executives in increasing shareholder value and meeting the goals and objectives established by the Board for the Company as a whole and each executive on an individual basis.

The Board reviews on an annual basis the corporate goals and objectives relevant to executive compensation, evaluates each executive officer’s performance in light of those goals and objectives and sets the executive officer’s compensation level based, in part, on this evaluation and the recommendations of the Compensation Committee. The Board also takes into consideration the Company’s overall performance, shareholder returns, the value of similar incentive awards to executive officers at comparable companies and the awards given to executive officers in past years.

The goal of the Compensation Committee is to meet at least twice a year to assess, evaluate, monitor and make recommendations to the Board regarding appropriate executive compensation policies as well as succession planning and will meet more frequently if required.

Executive Compensation Program

The Board’s compensation philosophy is aimed at attracting and retaining quality and experienced people which is critical to the success of the Company and may include a "pay-for-performance" element which supports the Company’s commitment to delivering strong performance for the shareholders.

Executive compensation is comprised of three elements: base fee or salary, short-term incentive compensation (discretionary cash bonuses) and long-term incentive compensation (share options). The Board reviews all three components in assessing the compensation of individual executive officers and of the Company as a whole.

Base fees or salaries and bonuses (discretionary) are intended to provide current compensation and a short-term incentive for executive officer’s to meet the Company’s goals, as well as to remain competitive with the industry. Base fees or salaries are compensation for job responsibilities and reflect the level of skills, expertise and capabilities demonstrated by the executive officers. Executive officers are also eligible to receive discretionary bonuses as determined by the Board based on each officer’s responsibilities, his achievement of individual and corporate objectives and the Company’s financial performance. Cash bonuses are intended to reward the executive officers for meeting or exceeding the individual and corporate performance objectives set by the Board.

Stock options are an important part of the Company’s long-term incentive strategy for its officers, permitting them to participate in any appreciation of the market value of the Company’s shares over a stated period of time, and is intended to reinforce commitment to long-term growth and shareholder value. Stock options reward overall corporate performance, as measured through the price of the Company’s shares and enables executives to acquire and maintain a significant ownership position in the Company. See “Option Based Awards” below.

Option Based Awards

Executive officers of the Company, as well as directors, employees and consultants, are eligible to participate in the Company's 2010 Stock Option Plan to receive grants of stock options. Individual stock options are granted by the Board as a whole and the size of the options is dependent on, among other things, each officer’s level of responsibility, authority and importance to the Company and the degree to which such officer’s long term contribution to the Company will be crucial to its long-term success.

Stock options are normally granted by the Board when an executive officer first joins the Company based on his level of responsibility within the Company.  Additional grants may be made periodically to ensure that the number of options granted to any particular officer is commensurate with the officer’s level of ongoing responsibility within the Company. The Board also evaluates the number of options an officer has been granted, the exercise price of the options and the term remaining on those options when considering further grants.  Options are usually priced at the closing trading price of the Company’s shares on the business day immediately preceding the date of grant and the current policy of the Board is that options expire two to five years from the date of grant.

See Part 3 “THE BUSINESS OF THE MEETING  – Annual Ratification of and Amendment to Stock Option Plan” for details of the material terms of the Company’s 2010 Stock Option Plan.

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to the CEO and CFO and the three most highly compensated executive officers, other than the CEO and CFO, for each of the Company’s three most recently completed financial years that ended on or after December 31, 2008 whose total compensation was more than $150,000. These individuals are referred to collectively as the “Named Executive Officers” or “NEOs”.

Name and principal position	Year (1)	Salary	Share based Awards	Option Based Awards (2)	Non-equity incentive plan compensation		Pension Value	All other Compensation ($) (3)	Total Compensation
					Annual Incentive Plans	Long-Term Incentive Plans
Jonathan T. Awde President and CEO	2010 2009	$149,405 (4) $102,938 (4)	Nil Nil	$177,711 (5) Nil	Nil Nil	Nil Nil	Nil Nil	Nil (6) Nil (6)	$327,116 $102,938
Michael Waldkirch CFO	2010 2009	$18,000 (7) Nil	Nil Nil	$118,474 (8) Nil	Nil Nil	Nil Nil	Nil Nil	Nil (9) Nil	$136,474 Nil
David C. Mathewson VP, Exploration	2010 2009	$154,545 $66,769	Nil Nil	$246,694(10) Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$401,239 $66,769
Richard S. Silas Secretary	2010 2009	$30,000(11) Nil	Nil Nil	$118,471(12) Nil	Nil Nil	Nil Nil	Nil Nil	Nil (13) Nil	$148,471 Nil

Notes:

(1)
Effective July 13, 2010, the Company acquired 100% of the issued and outstanding shares of JKR Gold Resources Inc. (“JKR Gold”) in exchange for 24,784,571 common shares resulting in the former shareholders of JKR Gold acquiring control of the Company (the “Acquisition”). Legally, the Company is the parent of JKR Gold, however, the acquisition has been accounted for as a reverse acquisition by JKR Gold, the legally subsidiary, being treated as the accounting parent and the Company, the legal parent, being treated as the accounting subsidiary. Accordingly, the compensation figures set out in this table represent the total compensation paid to the Named Executive Officers by JKR Gold for the years shown and that paid by the Company since the date of the Acquisition.

(2)
Refer to options granted under the Company’s 2010 Stock Option Plan. See “Incentive Plans Awards” below. Based on the weighted average fair value of stock options granted during the fiscal year ended December 31, 2010. The fair value of the options granted annually is obtained by multiplying the number of options granted by their value established according to the Black Scholes model. This value is the same as the fair value established in accordance with generally accepted accounting principles and was determined using the following assumptions: a life expectancy of five years, a risk free rate of 0.65% to 0.87% and volatility of 125%.

(3)
The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer's total compensation for the financial year.

(4)	This amount was paid to a private company controlled by Mr. Awde.

(5)	During the year ended December 31, 2010 Mr. Awde was granted options to purchase a total of 300,000 common shares of the Company for a period of five years at an exercise price of $0.65 per share.

(6)	During the year ended December 31, 2010, interest of $9,860 (2009 - $8,532) was paid to a private company controlled by Mr. Awde.

(7)	This amount was paid to a private company controlled by Mr. Waldkirch.

(8)
During the year ended December 31, 2010 Mr. Waldkirch was granted options to purchase a total of 200,000 common shares of the Company for a period of five years at an exercise price of $0.65 per share.

(9)	During the year ended December 31, 2010, interest of $5,080 (2009 - Nil) was paid to a private company controlled by Mr. Waldkirch.

(10)
During the year ended December 31, 2010 Mr. Mathewson was granted options to purchase a total of 400,000 common shares of the Company for a period of five years at an exercise price of $0.65 per share (as to 300,000 shares) and $0.82 per share (as to 100,000 shares).

(11)	This amount was paid to a private company controlled by Mr. Silas.

(12)	During the year ended December 31, 2010 Mr. Silas was granted options to purchase a total of 200,000 common shares of the Company for a period of five years at an exercise price of $0.65 per share.

(13)	During the year ended December 31, 2010, rent of $30,656 (2009 – Nil) was paid to a private company controlled by Mr. Silas.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each Named Executive Officer at December 31, 2010:

	Option-based Awards				Share-based Awards (2)
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money-options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)
Jonathan T. Awde President and CEO	300,000	$0.65	July 13, 2015	$24,000	N/A	N/A
Michael N. Waldkirch CFO	200,000	$0.65	July 13, 2015	$16,000	N/A	N/A
David C. Mathewson VP, Exploration	300,000 100,000	$0.65 $0.82	July 13, 2015 Oct. 6, 2015	$24,000 N/A	N/A	N/A
Richard S. Silas Secretary	200,000	$0.65	July 13, 2015	$16,000	N/A	N/A
TOTAL	1,100,000			$80,000.00

(1)
Based on the difference between the closing price of the Company’s common shares on the Exchange on December 31, 2010 of $0.73 and the stock option exercise price, multiplied by the number of common shares under option.

(2)	The Company has not granted any share-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2010, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2010 for each Named Executive Officer:

Name	Option-based awards-Value vested during the year ($) (1)	Share awards – Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
Jonathan T. Awde President and CEO	Nil	N/A	N/A
Michael N. Waldkirch CFO	Nil	N/A	N/A
David C. Mathewson VP, Exploration	Nil	N/A	N/A
Richard S. Silas Secretary	Nil	N/A	N/A

(1)
This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date.  It is determined by the difference between the exercise price of the option and the market price on the date of vesting.  If the option was not-in-the-money then a NIL value was assigned.  As the stock options disclosed in the immediately preceding table under “Outstanding Share-Based Awards and Option-Based Awards” above were fully vested at the time of granting and the exercise price of such options was fixed at the then market price of the Company’s shares, the options were not-in-the-money as of the vesting date.

(2)	The Company has not granted any share-based awards.

(3)	The Company did not pay any non-equity incentive plan compensation during the year ended December 31, 2010.

See also Part 3 “THE BUSINESS OF THE MEETING – Annual Ratification of and Amendment to Stock Option Plan” for details regarding the material provisions of the Company’s 2010 Stock Option Plan.

Pension Plan Benefits

The Company does not have any pension, retirement or deferred compensation plans, including defined contribution plans.

Termination and Change of Control Benefits

Subsequent to December 31, 2010, the Company entered into (or is in the process of entering into) consulting and/or employment agreements (collectively the “Consulting Agreements”) with the Named Executive Officers (or private companies controlled by such Named Executive Officers) which provide for termination payments in certain circumstances. An amount equal to two times each Named Executive Officer’s annual base fee/salary plus bonus is payable in the event that the Named Executive Officer is terminated without cause, and each Named Executive Officer is entitled to terminate his engagement with the Company and receive a payment in an amount equal to three times the Named Executive Officer’s annual base fee/salary plus bonus if: (a) there is a “change of control” of the Company; and (b) a specified “trigger event” occurs.  Each Named Executive Officer has a period of 180 days from the occurrence of the trigger event to exercise the termination right under his Consulting Agreement.

Under the Consulting Agreements, a “change of control” includes the occurrence of any of the following events: (a) the acquisition of a 20% voting interest in the Company by a shareholder of the Company; (b) the completion of a consolidation, merger, amalgamation or statutory arrangement between the Company and another person (other than a subsidiary of the Company) pursuant to which all or part of the outstanding voting shares of the Company are changed in any way, reclassified or converted into, exchanged or otherwise acquired for shares or other securities of the Company or any other person or for cash or any other property; (c) the sale by the Company of property or assets, (i) aggregating more than 50% of the consolidated assets of the Company and its subsidiaries as at the end of the most recently completed financial year of the Company, or (ii) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company, to any other person or persons (other than the Company or one or more of its subsidiaries); and (iv) a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Company or a succession of meetings occurring within six months of each other, whereby individuals who were members of the Board immediately prior to such meeting or succession of meetings, as applicable, cease to constitute a majority of the Board.

A “trigger event” under the Consulting Agreements includes the occurrence of any of the following events: (i) a substantial change in the nature of the services to be performed by the Named Executive Officer; (ii) a material reduction of the base fee or any other form of compensation payable by the Company, except where are all senior executives or consultants of the Company are subject to relatively similar reductions in such value, (iii) a material breach by the Company of any provision of the Consulting Agreement; (iv) a change in the city in which the Named Executive Officer is regularly required to carry out the terms of his Consulting Agreement; (v) the Company ceases to operate as a going concern; (vi) the Company fails to pay when due a material amount payable by it under the Consulting Agreement; or (vii) the successor, if any, fails to effectively assume the Company’s obligations under the Consulting Agreement.

At current annual base fee/salary levels, if a change of control occurred followed by a trigger event, and all Named Executive Officers exercised their rights under the Consulting Agreements, they would be entitled to change of control payments aggregating approximately $1,617,084 or approximately $404,271 per Named Executive Officer on average.

Other than pursuant to the Consulting Agreements, there is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Company or its subsidiaries, including periodic payments or instalments, in the event of (a) the resignation, retirement or any other termination of the officer’s employment with the Company or its subsidiaries; (b) a change of control of the Company or any of its subsidiaries; or (c) a change in the officer’s responsibilities following a change in control.

The following table sets out estimates of the incremental amounts payable to each Named Executive Officer upon identified termination events, assuming each such event took place on the last business day of fiscal year 2010. The table below assumes the exercise of all unexercised options (both vested and unvested) on December 31, 2010.

	Jonathan T. Awde ($)	Michael N. Waldkirch ($)	David C. Mathewson ($) (1)	Richard S. Silas ($)
Termination Without Cause/Constructive Dismissal Base Fee/Termination PaymentBenefits and Perks Annual Incentives (2) Long-Term Incentives (3) Pension Benefits	360,000.00 Nil Nil 24,000.00 Nil	144,000.00 Nil Nil 16,000.00 Nil	358,056.00 Nil Nil 24,000.00 Nil	216,000.00 Nil Nil 16,000.00 Nil
Triggering Event Following a Change in Control Base Fee/Termination Payment Benefits and Perks Annual Incentives (2) Long-Term Incentives (3) Pension Benefits	540,000.00 Nil Nil 24,000.00 Nil	216,000.00 Nil Nil 16,000.00 Nil	537,084.00 Nil Nil 24,000.00 Nil	324,000.00 Nil Nil 16,000.00 Nil

(1)	All amounts paid in US$ have been converted to C$ using the closing exchange rate on December 31, 2010 as reported by the Bank of Canada of C$0.9946 for every US$1.00.

(2)
Historically, the Company has not paid any bonuses to its Named Executive Officers and as such, management is not able to determine what bonus, if any, any eligible Named Executive Officer would be entitled to receive.

(3)	Assumes the exercise of all vested “in-the-money” options on December 31, 2010. The closing price of the Company’s shares on the TSX Venture Exchange on December 31, 2010 was $0.73 per share.

Compensation of Directors

During the fiscal year ended December 31, 2010, there was no standard arrangement in place pursuant to which the directors were compensated by the Company for their services as directors except for the reimbursement of reasonable expenditures incurred in performing their duties as directors.

Directors are also entitled to participate in the Company’s stock option plan, which is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term. Individual grants are determined by an assessment of each individual director’s current and expected future performance, level of responsibilities and the importance of his/her position and contribution to the Company.

Director Compensation Table

The following table sets forth information regarding the compensation paid to the Company’s directors, other than directors who are also Named Executive Officers listed in the “Summary Compensation Table” above, during the fiscal year ended December 31, 2010.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($) (1)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($) (2)
Ewan S. Downie.	Nil	Nil	$88,855	Nil	Nil	$88,855
Robert J. McLeod (3)	Nil	Nil	$88,855	Nil	Nil	$88,855
TOTAL	Nil	Nil	Nil	Nil	Nil	$177,710.00

(1)
Refer to options granted under the Company’s 2010 Stock Option Plan. See “Incentive Plans Awards” below. Based on the weighted average fair value of stock options granted during the fiscal year ended December 31, 2010. The fair value of the options granted annually is obtained by multiplying the number of options granted by their value established according to the Black Scholes model. This value is the same as the fair value established in accordance with generally accepted accounting principles and was determined using the following assumptions: a life expectancy of five years, a risk free rate of 0.65% and volatility of 125%.

(2)
Compensation information for Jonathan T. Awde, David C. Mathewson and Richard S. Silas, also directors of the Company, is contained in the “Summary Compensation Table” for the Named Executive Officers above.

(3)
Mr. McLeod stepped down as a director of the Company on March 17, 2011 in order to accommodate the appointment of William E. Threlkeld as a director of the Company.  Management has nominated Mr. McLeod for re-election as a director of the Company at the Meeting.

Share-based awards, option-based awards and non-equity incentive plan compensation

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each director, who was not a Named Executive Officer, at December 31, 2010:

	Option-based Awards				Share-based Awards (1)
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money-options ($) (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)
Ewan S. Downie	150,000	$0.65	July 13, 2015	$12,000	N/A	N/A
Robert J. McLeod	150,000	$0.65	July 13, 2015	$12,000	N/A	N/A

(1)	The Company has not granted any share-based awards.

(2)
Based on the difference between the closing price of the Company’s common shares on the Exchange on December 31, 2010 of $0.73 and the stock option exercise price, multiplied by the number of common shares under option.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2010, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2010 for each director of the Company who was not a Named Executive Officer:

Name	Option-based awards-Value vested during the year ($) (1)	Share awards – Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
Ewan S. Downie	Nil	N/A	N/A
Robert J. McLeod	Nil	N/A	N/A

(1)
This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date.  It is determined by the difference between the exercise price of the option and the market price on the date of vesting.  If the option was not-in-the-money then a NIL value was assigned.  As the stock options disclosed in the immediately preceding table under “Outstanding Share-Based Awards and Option-Based Awards” above were fully vested at the time of granting and the exercise price of such options was fixed at the then market price of the Company’s shares, the options were not-in-the-money as of the vesting date.

(2)	The Company has not granted any share-based awards.

(3)	The Company did not pay any non-equity incentive plan compensation during the year ended December 31, 2010.

PART 5 – SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following information is as of December 31, 2010, the Company’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	3,000,000	$0.70	1,273,555
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,000,000		1,273,555

PART 6 – AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its external auditor as set forth below.

1.           The Audit Committee Charter

The Company’s audit committee is governed by an audit committee charter, the text of which is attached as Exhibit A to this Information Circular.

2.           Composition of Audit Committee

The Company’s audit committee is currently comprised of three directors, Jonathan T. Awde, Ewan S. Downie and William E. Threlkeld. Both Ewan S. Downie and William E. Threlkeld are considered “independent” as that term is defined in applicable securities legislation.   Jonathan T. Awde is the President and Chief Executive Officer of the Company and therefore is not independent.

All three audit committee members have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements and are therefore considered “financially literate”.

3.           Relevant Education and Experience

All of the audit Committee members are businessmen with experience in financial matters; each has an understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavor.

Jonathan T. Awde holds a Bachelor of Arts (Economics and Finance) from Acadia University in Nova Scotia (1999) and is a former sales and trading professional at Wolverton Securities Inc. Mr. Awde has been involved with and held senior management positions with Canadian publicly traded companies since 2007 and is currently the President and Chief Executive Officer of the Company and the person primarily responsible for the implementation and execution of the Company’s business plan and operations.

Ewan S. Downie is the President and Chief Executive Officer of Premier Gold Mines Ltd., a Canadian based mineral exploration company listed on the TSX experienced in discovering and developing gold deposits in Ontario. Mr. Downie is also involved with the following companies as a director: Source Exploration, Mega Precious Metals Inc., Newstrike Resources Ltd., PC Gold Inc., Benton Resources Corp., and Marksmen Capital Inc.

William E. Threlkeld is acknowledged as one of North America's outstanding geologists. For the past 11 years, Bill has served as Senior Vice-President of Seabridge Gold Inc. where he has designed and executed exploration and resource delineation programs which have defined more than 45 million ounces of measured and indicated gold resources. Bill began his career at Noranda Exploration Inc. but achieved his greatest recognition at Placer Dome Inc. From 1991 to 1997, as Exploration Manager and Vice President, he was responsible for all of Placer Dome's exploration activity and investment in Latin America, directing programs that resulted in the discovery and delineation of Las Cristinas, Venezuela (9.7 million ounces), Cerro Crucitas, Costa Rica (2.3 million ounces) and Mulatos, Mexico (2.0 million ounces). From 1997 to 2000, he was Vice President, Exploration for Greenstone Resources Ltd. responsible for resource delineation on three Central American gold deposits and development of an organization and strategy to identify new mineral investments. Mr. Threlkeld obtained his MSc in Economic Geology from the University of Western Ontario.

4.           Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year ended December 31, 2010, the Board has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

5.           Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year ended December 31, 2010, the Company has not relied on the exemptions contained in sections 2.4 or 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.
6.           Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s Board, and where applicable the audit committee, on a case-by-case basis.

7.           External Audit Service Fees (By Category)

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its external auditor for services rendered to the Company in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees (1)	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2010	$40,800	Nil	Nil	Nil
December 31, 2009	$51,000	Nil	Nil	Nil

(1)
Paid to Davidson & Company LLP, the Company’s external auditor. Davidson & Company LLP was appointed external auditor of the Company in conjunction with the Acquisition, having previously been the auditor for JKR Gold.

8.           Exemption

The Company is relying on the exemption provided by section 6.1 of NI 52-110, which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

PART 7 – CORPORATE GOVERNANCE

Corporate governance relates to the activities of the board of directors of the Company (the “Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company.

National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines, which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines.  In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted.

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) also requires the Company to disclose annually in its Information Circular certain information concerning its corporate governance practices. As a “venture issuer” the Company is required to make such disclosure with reference to the requirements of Form 58-101F2, which disclosure is set forth below.

1.           Board of Directors

Structure and Composition

The Board is currently composed of five directors and it is proposed to increase the number of directors to six at the Meeting.

NP 58-201 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the company. “Material relationship” is defined as a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Of the current directors, Jonathan T. Awde, as President and CEO of the Company, David C. Mathewson, as Vice-President, Exploration and Richard S. Silas, as Secretary, are “inside” or management directors and accordingly are considered “non-independent”. Ewan S. Downie and William E. Threlkeld, as outside directors, are considered independent.  Robert J. McLeod has been nominated for election as a third independent director of the Company at the Meeting.

While, following the 2011 annual meeting, the Board expects to be comprised of an equal number of “independent” and “non-independent” directors, it is the objective of the Company to strive to attain a majority of independent Board members.

Mandate of the Board

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its committees (see “Committees of the Board of Directors” below). In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources. The Board also takes responsibility for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable.  To date, the Board has not found it necessary to adopt a written mandate, as sufficient guidance is contained in the applicable corporate and securities legislation and regulatory policies. However, the Board anticipates developing a formal written mandate during the current fiscal year.

The Board delegates to management, through the Chief Executive Officer and Chief Financial Officer, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Although, following the Meeting, the Board expects to be comprised of an equal number of “independent” and “non-independent” directors, given the size of the Company’s current operations, the Board believes that the independence of the Board from management is not compromised by such composition. The Board believes that the fiduciary duties placed on management by the Company’s governing corporate legislation and common law and the restrictions on an individual director’s participation in decisions of the Board in which the director has an interest under applicable corporate and securities legislation provide the “independent” directors with significant input and leadership in exercising their responsibilities for independent oversight of management.

In addition, each member of the Board understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances and the “independent” directors have the ability to meet independently of management whenever deemed necessary.

Notwithstanding the foregoing, it is the Board’s objective to have a majority of its members independent of management.

Directorships

As of the date of this Information Circular, the directors of the Company are currently directors and/or officers of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows.

Name of Director	Name of Other Reporting Issuer	Position
Jonathan T. Awde	N/A	N/A
David C. Mathewson	Nevada Gold Holdings Inc.	Director
Richard S. Silas	N/A	N/A
Ewan S. Downie	Premier Gold Mines Limited Benton Resources Corp. Marksmen Capital Inc. Mega Precious Metals Inc. Newstrike Resources Ltd. PC Gold Inc. Source Exploration Corp.	President, CEO and director Director Director Director Director Director Director
William E. Threlkeld	Seabridge Gold Inc.	Senior Vice-President

The above information has been provided by the directors and has not been independently verified by the Company.

Ethical Business Conduct

The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

The Board itself must comply with the conflict of interest provisions of the Business Corporations Act (British Columbia), as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

To date, the Board has not adopted a formal written Code of Business Conduct and Ethics having found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate and securities legislation on the individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company and its shareholders. In addition, the limited size of the Company’s operations and the small number of officers and employees has allowed the Board to monitor on an ongoing basis the activities of management and to ensure that the highest standard of ethical conduct is maintained. However, the Board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics during the current fiscal year.

Nomination and Assessment

Given its current size and stage of development, the Board has not appointed a nominating committee and these functions are currently performed by the Board as a whole. Nominees are generally the result of recruitment efforts by Board members, including both formal and informal discussions among Board members and the President, and proposed directors’ credentials are reviewed in advance of a Board meeting with one or more members of the Board prior to the proposed director’s nomination.

New directors are briefed on strategic plans, short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies.  However, there is no formal orientation for new members of the Board, and this is considered to be appropriate, given the Company’s size and current operations.

The skills and knowledge of the Board of Directors as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies.  Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Company’s records.  Reference is made to the table under the heading “Election of Directors” in Part 3 “THE BUSINESS OF THE MEETING” for a description of the current principal occupations of the Company’s Board.

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant.  Based on the Company’s current size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness and the effectiveness and contribution of its committees or individual directors on an ad hoc basis.

Committees of the Board of Directors

At the present time, the Board of Directors of the Company has appointed two formal committees, being the audit committee and the Compensation Committee.

The audit committee is comprised of Jonathan T. Awde, Ewan S. Downie and William E. Threlkeld and is primarily responsible for the policies and practices relating to integrity of financial and regulatory reporting of the Company, as well as internal controls to achieve the objectives of safeguarding the Company’s assets; reliability of information; and compliance with policies and laws. For further information regarding the mandate of the Company’s audit committee, its specific authority, duties and responsibilities, as well as the Audit Committee Charter, see Part 6 “AUDIT COMMITTEE” in this Information Circular.

The Compensation Committee is comprised of Ewan S. Downie, William E. Threlkeld and Richard S. Silas and is primarily responsible for making recommendations to the Board regarding executive compensation. See “Compensation” below.

As the Company grows, and its operations and management structure become more complex, the Board will likely find it appropriate to constitute additional standing committees and to ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

Compensation

The Compensation Committee is comprised of Ewan S. Downie, William E. Threlkeld and Richard S. Silas.

The purpose of the Compensation Committee is to make recommendations to the Board regarding executive compensation (including long-term incentive in the form of stock options) to be paid to the Company’s executive officers having regard to the responsibilities and risks associated with each position.

In addition, compensation to be paid to executive officers who are also directors must be approved by the disinterested directors thereby providing the non-executive officer directors with significant input into compensation decisions.  See Part 4 “EXECUTIVE COMPENSATION – Compensation of Named Executive Officers” above for details of the compensation paid to the Company’s Named Executive Officers.

PART 8 – OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the most recently completed financial year ended December 31, 2010 and as at the date of this Information Circular, no director, executive officer or employee or former director, executive officer or employee of the Company, nor any nominee for election as a director of the Company, nor any associate of any such person, has been indebted to the Company for other than “routine indebtedness”, as that term is defined by applicable securities law; nor was any indebtedness to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than disclosed herein, no proposed nominee for election as a director, and no director or officer of the Company who has served in such capacity since the beginning of the last financial year of the Company, and no shareholder holding of record or beneficially, directly or indirectly, more than 10% of the Company’s outstanding common shares, and none of the respective associates or affiliates of any of the foregoing, had any interest in any transaction with the Company or in any proposed transaction since the beginning of the last completed financial year that has materially affected the Company or is likely to do so, save and except as follows:

1.
On July 13, 2010 the Company acquired, on a one share for one share basis pursuant to the Acquisition, 100% of the issued and outstanding shares in the capital stock of JKR Gold from the shareholders of JKR Gold including, but not limited to, Jonathan T. Awde, David C. Mathewson, Richard S. Silas and Michael N. Waldkirch in exchange for a total of 24,784,571 Common Shares of the Company at a deemed price of $0.65 per share as follows:

Name of JKR Gold Shareholder	Number of Common Shares Received	Number of JKR Gold Shares Exchanged	Aggregate Cost Base of JKR Gold Shares
Jonathan T. Awde	4,610,000	4,610,000	$200,100.00
Kristin Awde (1)	800,000	800,000	$40,000.00
David C. Mathewson	670,000	670,000	$40,000.00
Richard S. Silas	650,000	650,000	$37,500.00
Michael N. Waldkirch	470,000	470,000	$40,000.00
Others	17,584,571	17,584,571	$3,999,750.00
TOTAL	24,784,571	24,784,571	$4,357,350.00

(1)           Kristin Awde is the wife of Jonathan T. Awde.

In conjunction with the closing of the Acquisition, Jonathan T. Awde and David C. Mathewson were appointed as directors and officers of the Company.  Richard S. Silas, who was the President and a director of the Company prior to the Acquisition, remained as a director and was appointed Secretary of the Company upon completion of the Acquisition.  Michael N. Waldkirch, the Company’s Chief Financial Officer prior to the Acquisition, remained as the Chief Financial Officer of the Company following completion of the Acquisition.

2.
David C. Mathewson, the Vice-President, Exploration and a director of the Company, is the owner of 263 unpatented mining claims which are the subject of certain mining leases forming part of the Company’s CVN project located in Eureka County, Nevada. Pursuant to the terms of such leases, Mr. Mathewson is entitled to receive annual lease payments and royalties as follows:

Description of Lease	Annual Lease Payments	Underlying Royalty Interest
Mining lease and agreement dated August 25, 2008 with respect to 172 unpatented mining claims located in Eureka County, Nevada
US$30,000 per year increasing to US$60,000 on the 6th anniversary and annually thereafter, subject to adjustment every five years for any increase in the consumer price index (CPI) over the prior five year period

4% NSR, subject to buy down, at the lessee’s option, on gold only from 4% to 2% for lump sum payment per royalty point (i.e. 1% NSR) of between US$2,000,000 and US$8,000,000 or more depending on the average price of gold for the 30 days preceding exercise of option.

Mining Lease dated August 25, 2008 with respect to 91 unpatented lode mining claims situated in Elko County, Nevada
Until production is achieved, annual lease payments starting a US$20,000 in year 1, increasing by US$5,000 per year until US$50,000 in year 6, after which time annual payments remain constant subject to CPI adjustment every 5 years.

4% NRS, provided that lessee has the option to purchase two “points” (i.e. 2%) of NSR for lump sum payment per royalty point of between US$2,000,000 and US$8,000,000 depending on the average price of gold for the 30 days preceding exercise of option.

JKR Gold first acquired the option to purchase the above mining leases from an arm’s length third party on August 31, 2009.  Subsequent to acquiring such option, Mr. Mathewson was appointed Vice-President, Exploration of JKR Gold.  Effective July 13, 2010, the Company acquired all of the issued and outstanding shares of JKR Gold pursuant to the Acquisition.

3.
Pursuant to the terms of his Consulting Agreement, Mr. Mathewson is entitled to receive a net smelter return royalty of 0.5% to 1.0% on all properties generated by him and acquired by the Company, by way of staking or lease, subject to certain provisions including a buy-down provision of the royalty on any leased properties for US$500,000 per 0.5%.

4.
FCMI Parent Co. (“FCMI”) acquired, by way of private placement, a total of 11,000,000 common shares of the Company at a price of $0.95 per share for an aggregate subscription price of $10,450,000 on March 3, 2011. It is a term of FCMI’s subscription agreement that for a period of two years after closing of the private placement and provided that FCMI beneficially owns not less than ten (10%) percent of the issued and outstanding common shares of the Company, FCMI shall have the right to (a) nominate one member to the Company’s board of directors, and (b) participate, on a pro rata basis, in any future equity financing undertaken by the Company (excluding stock options granted pursuant to the Company’s 2010 Stock Option Plan and existing share purchase warrants).

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON AT THE MEETING

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of the directors, the ratification and approval of the 2010 Stock Option Plan and any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of common shares in the capital of the Company.

MANAGEMENT CONTRACTS

The management functions of the Company are performed by its directors and executive officers and the Company has no management agreements or arrangements under which such management functions are performed by persons other than the directors and executive officers of the Company or private companies controlled by such directors and executive officers. See Part 4 “EXECUTIVE COMPENSATION” for details of the fees paid to the Company’s Named Executive Officers.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

ADDITIONAL INFORMATION

Financial information about the Company is provided in its comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2010.  You may obtain copies of such documents without charge upon request to us at Suite 610 – 815 West Hastings Street, Vancouver, B.C., Canada V6C 1B4 – telephone (604) 687 – 2766 / facsimile (604) 687 - 3567.  You may also access such documents, together with the Company’s additional disclosure documents, through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

BOARD APPROVAL

The Board of Directors of the Company has approved the contents and the delivery of the Information Circular to its shareholders.

DATED at Vancouver, British Columbia, this 1st day of June, 2011.

BY ORDER OF THE BOARD (signed) “Jonathan T. Awde” Jonathan T. Awde President and Chief Executive Officer

EXHIBIT A

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of the Company is to provide an open avenue of communication between management, the Company’s external auditor and the Board and to assist the Board in its oversight of:

•	the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices;

•	the Company’s compliance with legal and regulatory requirements related to financial reporting; and

•	the independence and performance of the Company’s external auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company’s articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of a minimum of three directors who are appointed and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee’s role is one of oversight. Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditor’s responsibility is to audit the Company’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the external auditor to be nominated for the purpose of auditing the Company’s financial statements, preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the external auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the external auditor including the resolution of any disagreements between management and the external auditor regarding financial reporting. The external auditor shall report directly to the Committee. The Committee is also entitled to engage independent counsel and other advisers in the performance of its duties and to set and pay the compensation for such counsel or advisers.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.	Monitor the adequacy of this Charter and recommend any changes to the Board from time to time.

2.	Review the appointments of the Company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.	Review with management and the external auditor the adequacy and effectiveness of the Company’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4.
Review with management and the external auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5.
Where appropriate and prior to release, review with management the Company’s financial statements, MD&A and any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6.
Review the Company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7.
Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the external auditor’s judgment about the quality and appropriateness of the Company’s accounting policies. This review may include discussions with the external auditor without the presence of management.

8.	Review with management and the external auditor significant related party transactions and potential conflicts of interest.

9.	Pre-approve and monitor all non-audit services to be provided to the Company by the external auditor.

10.
Monitor the independence of the external auditor by reviewing all relationships between the external auditor and the Company including reviewing and approving the Company’s hiring policies regarding partners, employees and former partners and employees of the Company’s current and formal external auditors.

11.	Establish and review the Company’s procedures for the:

(a)	receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

(b)	confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12.
Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13.
Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the Business Corporations Act (British Columbia) and the articles of the Company.